Putnam Investments
100 Federal Street
Boston, MA 02110
June 24, 2019

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: DeCarlo McLaren

Re:	Comments on Post-Effective Amendment No. 311 to the Registration Statement on Form
N-1A (File Nos. 333-00515 and 811-07513) (the “Registration Statement”) of Putnam
Funds Trust (the “Registrant”), filed with the Securities and Exchange Commission (the
“Commission”) on April 30, 2019 (the “485(a) Amendment”), with respect to its series
Putnam Mortgage Opportunities Fund (the “Fund”)

Dear Mr. McLaren:

This letter responds to the comments that you provided telephonically to Venice Monagan of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Fund, and to James Forbes and Shirin Baradaran of Ropes & Gray LLP, counsel to the Fund, on behalf of the Staff of the Commission (the “Commission Staff”) on June 17, 2019 regarding the 485(a) Amendment. For convenience of reference, I have summarized the Commission Staff’s comments before the Registrant’s responses. These responses will be reflected in Post-Effective Amendment No. 313 to the Registration Statement, filed with the Commission on or around the date hereof (the “485(b) Amendment”). References to page numbers or specific text in the Commission Staff’s comments and the Registrant’s responses are to the corresponding page numbers and text of the 485(a) Amendment, as indicated.

General Comment

1. Comment: Please respond to all comments via correspondence on EDGAR no later than five business days before the 485(b) Amendment is scheduled to become effective automatically. Please finalize the Registration Statement filed with the 485(b) Amendment with all brackets removed and all material information provided. The Commission Staff notes that the Registrant and its management are responsible for the adequacy and accuracy of the Registration Statement.

Response: The Registrant confirms that it intends to respond to all comments via correspondence on EDGAR no later than five business days before the 485(b) Amendment is scheduled to become effective automatically. The Registrant further confirms that it will revise the Registration Statement filed with the 485(b) Amendment to remove all brackets and provide all material information. The Registrant acknowledges that the Registrant and its management are responsible for the adequacy and accuracy of the Registration Statement.

Prospectus

2. Comment: Please properly format and add a heading, and page numbers to the table of contents on the front cover.

Response: The requested changes will be made.

3. Comment: Please conform the language on the front cover related to electronic delivery of shareholder reports with the statement in Rule 498(b)(1)(vii) under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Item (1)(a)(5) for Form N-1A.

Response: The Registrant respectfully notes that Rule 498(b)(1)(vii) only requires “a statement to the… effect” of the statement provided in the Rule. The Registrant believes that the language on the front cover of the Fund's Prospectus contains the same substance as the sample statement provided in Rule 498(b)(1)(vii). As a result, the Registrant respectfully declines to make any changes in response to the Commission Staff’s comment.

4. Comment: Please confirm that information provided in the Fund summary section in response to Items 2 through 4 of Form N-1A appears in the order prescribed by the Form and uses the headings prescribed in the Form.

Response: The Registrant confirms that the information provided in the Fund summary section in response to Items 2 through 4 of Form N-1A appears in the order prescribed by the Form. The Registrant respectfully notes that Form N-1A does not prescribe headings that must be used in providing information in response to those Items, and the Registrant believes that the headings currently used in the Registration Statement for those Items are substantively similar to those used in the Form and are descriptive and appropriate given the information provided.

5. Comment: The Commission Staff notes that the first sentence of the first paragraph under the heading “Investments” in the Fund summary section states that the Fund invests “mainly in mortgage-related fixed income securities and related derivatives that are either investment-grade or below-investment-grade in quality (sometimes referred to as ‘junk bonds’).” Please confirm supplementally what percentage of the Fund’s net assets are expected to be invested in below-investment-grade securities. Please also confirm supplementally whether the Registrant has considered the Fund’s expected investments in below-investment-grade securities in light of the Rule 22e-4 under the Investment Company Act of 1940, as amended, including the15% limitation on illiquid investments (the “Illiquid Limit”), and describe the conclusions of any such consideration. If the Registrant anticipates the Fund exceeding the Illiquid Limit as a result of its expected investments in below-investment-grade securities, please consider including related disclosure in the description of the Fund’s principal investment strategies and related risks.

Response: Although the Registrant does not have a targeted percentage allocation to below-investment-grade securities, the Registrant confirms that it has considered Rule 22e-4 and does not expect the Fund’s investments to cause the Fund to exceed the Illiquid Limit. Because the Registrant does not expect the Fund to exceed the Illiquid Limit, the

Registrant does not believe that it is necessary or appropriate to include disclosure noting the possibility of exceeding the Illiquid Limit in the description of the Fund’s principal investment strategies and related risks

6. Comment: Please consider adding sub-headings, bullet points, bolding, or additional paragraph breaks to distinguish each risk factor discussed under the heading “Risks” in the Fund summary section.

Response: The Registrant respectfully declines to make this change. The Registrant believes that the Registrant’s narrative risk disclosure provided under the heading “Risks” is appropriate in light of the requirements of Item 4(b)(1) of Form N-1A.

7. Comment: The Commission Staff notes that disclosure under the heading “Risks” in the Fund summary section states that “Our use of short selling may result in losses if the securities appreciate in value.” Please confirm whether short selling will be a principal investment strategy of the Fund. Additionally, please confirm that any fees and imputed expenses expected to result from the Fund’s short sales are appropriately reflected in the Fund’s “Annual fund operating expenses” table as part of “Other Expenses” or in a separate line item.

Response: Upon further development of the Fund’s expected portfolio, Putnam Management has determined that the use of short sales will not be a principal investment strategy of the Fund. Accordingly, references to the use of short sales have been removed from the disclosure under the heading “Risks” in the Fund summary section. In addition, as shown below, the following disclosure will be added to the section “What are the fund’s main investment strategies and related risks?” in the Prospectus under the new heading “Short sales” to explain that short sales may be used, but are not expected to represent a primary focus of the Fund.

We may engage in short sales, which are transactions in which a fund sells a security it does not own to a third party by borrowing the security in anticipation of purchasing the same security at the market price on a later date to close out the short position, although they do not represent a primary focus of the fund. The price the fund pays at the later date may be more or less than the price at which the fund sold the security. If the price of the security sold short increases between the time of the short sale and the time the fund replaces the borrowed security, the fund will incur a loss that is theoretically unlimited. The fund’s investment strategy of reinvesting proceeds received from selling securities short may effectively create leverage, which can amplify the effects of market volatility on the fund’s share price and make the fund’s returns more volatile. This is because leverage tends to magnify the effect of any increase or decrease in the value of the fund’s portfolio securities. The use of leverage may also cause the fund to liquidate portfolio positions when it would not be advantageous to do so in order to satisfy its obligations.

The Registrant further confirms that the fees and imputed expenses expected to result from any short sales by the Fund are appropriately reflected in the “Other Expenses” line item of the Fund’s “Annual fund operating expenses” table.

8. Comment: The Commission Staff notes that Item 4(b)(2)(iii) of Form N-1A requires that Fund performance be compared to the returns of an “appropriate broad-based securities market index” (as defined in Instruction 5 to Item 27(b)(7) of Form N-1A). Please supplementally indicate which of the two indices included in the “Average annual total returns after sales charges” table in the Fund summary section is an appropriate broad-based securities market index. In addition, pursuant to Instruction 2(b) to Item 4 of Form N-1A, please disclose information about any additional index in the narrative explanation accompanying the bar chart and “Average annual total returns after sales charges” table.

Response: The Registrant believes that the ICE BofAML U.S. Treasury Bill Index and the Bloomberg Barclays U.S. Mortgage Backed Securities (MBS) Index is each an “appropriate broad-based securities market index.” The Registrant notes that Instruction 5 to Item 27(b)(7) of Form N-1A defines an “appropriate broad-based securities market index” as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” Because the ICE BofAML U.S. Treasury Bill Index and the Bloomberg Barclays U.S. Mortgage Backed Securities (MBS) Index are administered by ICE Data Services Inc. and Bloomberg L.P., respectively, neither of which is an affiliated person of the Fund, the Fund’s adviser or the Fund’s principal underwriter, the Registrant believes that each index meets the definition of an appropriate broad-based securities market index provided in Instruction 5 to Item 27(b)(7) of Form N-1A.

In addition, the Registrant has reviewed Instruction 2(b) to Item 4 of Form N-1A and will add the following disclosure regarding these indices below the bar chart and “Average annual total returns after sales charges” table in the Fund summary section:

The fund’s performance is compared to the ICE BofAML U.S. Treasury Bill Index, an unmanaged index that tracks the performance of U.S. dollar denominated U.S. Treasury bills, which represent obligations of the U.S. Government having a maturity of one year or less. The fund’s performance is also compared to the Bloomberg Barclays U.S. Mortgage Backed Securities (MBS) Index, an unmanaged index that tracks agency mortgage pass-through securities (both fixed-rate and hybrid adjustable-rate mortgages) guaranteed by Ginnie Mae (GNMA), Fannie Mae (FNMA), and Freddie Mac (FHLMC). Securities in the fund do not match those in the indexes and the performance of the fund will differ.

9. Comment: The Commission Staff notes that the last row in the “Average annual total returns after sales charges” table contains an extra parenthesis. Please delete the extra parenthesis.

Response: The requested change will be made.

10. Comment: Under the heading “Portfolio managers,” please consider disclosing the month (in addition to the year) that the Fund’s portfolio manager assumed responsibility for the Fund’s investments.

Response: The Registrant respectfully declines to make this change. The Registrant believes that the current disclosure, which provides the year that the portfolio manager assumed responsibility for the Fund’s investments, appropriately indicates the portfolio manager’s length of service as required by Item 5(b) of Form N-1A.

11. Comment: Under the heading “Sub-advisor” in the section “Your fund’s management,” please remove references to Putnam Investments Limited (“PIL”), unless this entity is providing or expected to provide sub-advisory services to the Fund. If it is providing sub-advisory services to the Fund, please supplementally disclose the amount of the fees that are payable to the sub-advisor and the services provided by the sub-adviser to which those fees relate.

Response: The Registrant confirms that, although PIL is not currently managing any assets of the Fund, PIL has entered into contractual arrangements with respect to the management of Fund assets and may manage Fund assets in the future. The Registrant notes that, as disclosed under the heading “The fund’s investment manager” in the section “Who oversees and manages the fund?” of the Prospectus, Putnam Management has retained PIL to make investment decisions for such assets of the Fund as may be designated from time to time for its management by Putnam Management. If PIL were to manage any Fund assets, Putnam Management (and not the Fund) would pay a quarterly sub-management fee to PIL for its services at the annual rate of 0.35% of the average net asset value (NAV) of any Fund assets managed by PIL.

The Registrant notes that Item 5(a) of Form N-1A, which requires the disclosure of “the name of each investment adviser of the Fund, including sub-advisers,” does not distinguish between sub-advisors that are currently managing Fund assets and those that are not but that may do so in the future pursuant to existing contractual arrangements. The Registrant believes that, in light of PIL’s arrangement with respect to the management of Fund assets and the possibility that PIL may manage Fund assets in the future, the reference to PIL under the heading “Sub-advisor” is appropriate and consistent with the requirements of Item 5(a) of Form N-1A.

12. Comment: In the section “What are the fund’s main investment strategies and related risks?”, please consider more clearly separating the discussion of the Fund’s main investment strategies from the discussion of the related risks.

Response: The Registrant believes that the current structure of the disclosure referenced above “clearly disclose[s] the fundamental characteristics and investment risks of the [F]und,” as directed by General Instruction C.1(a) of Form N-1A. The Registrant also notes that this approach is consistent with the standard disclosure format used across all of the funds in the Putnam Funds complex. The Registrant, therefore, respectfully declines to revise the discussion as requested.

Statement of Additional Information

13. Comment: The Commission Staff notes that the fee waiver and expense reimbursement arrangements in effect for the Fund are described under the heading “Fund-specific expense limitations” in the section “Charges and Expenses.” Please disclose these arrangements in a footnote to the “Annual fund operating expenses” table in the Fund summary section of the Prospectus pursuant to Instruction 3(e) to Item 3 of Form N-1A, including the period for which the arrangements are expected to continue (including the expected termination date) and a brief description of the circumstances in which the arrangements may be terminated.

Response: The Registrant respectfully notes that the fee waiver and expense reimbursement arrangements in effect for the Fund described under the heading “Fund-specific expense limitations” in the section “Charges and Expenses” are already disclosed in a footnote to the “Annual fund operating expenses” table in the Fund summary section of the Prospectus. The Registrant further notes that, consistent with Instruction 3(e) to Item 3 of Form N-1A, this footnote disclosure provides the date through which these arrangements are expected to continue and states that they may be modified or discontinued only with approval of the Fund’s Board of Trustees.

I believe this letter addresses the Commission Staff’s comments. Should you have any further question, please do not hesitate to call me at (617) 760-2577. Thank you for your assistance.

Very truly yours,

/s/ Venice Monagan

Venice Monagan
Counsel
Putnam Investments

cc:	James E. Thomas, Esq., Ropes & Gray LLP
James M. Forbes, Esq., Ropes & Gray LLP
Peter T. Fariel, Esq., Putnam Investments

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